**REXAM**



Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139



09 May 2006





**FILE NO. 82-3**

Dear Sirs

**Rexam PLC**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE NO 82-3



## Latest News

**27 March 2006**

**Disclosure of directors' details**

Rexam announced on 22 March 2006 the appointment of Noreen Doyle as an independent non executive director.

In accordance with paragraph 9.6.13 (1) of the Listing Rules, we notify that she is a current director of Credit Suisse Group, Newmont Mining Corporation and QinetiQ Group PLC. She has not held any previous directorships during the past five years.

There are no further details to be disclosed under paragraph 9.6.13 (2) to (6) of the Listing Rules.

**Enquiries**

David Gibson, Company Secretary
020 7227 4100

FILE NO 82-3

# investors



## Latest News

**04 May 2006**

**Rexam Annual General Meeting 2006**

**Trading update**

Rolf Börjesson, Rexam's Chairman, is due to make the following statement at today's Annual General Meeting:

"Rexam has made a good start to the year given the continuing pressure on input costs. There has been very solid sales growth across the Group, particularly in beverage cans, reflecting both the additional volume gains in the US and further volume growth in Europe and South America.

The newly acquired businesses in our plastic packaging and beverage can operations are being integrated according to plan.

It is too early to anticipate the full impact of the price increases being implemented by our European beverage can operations. For the Group as a whole, we currently expect Rexam to make further progress in 2006."

**Enquiries +44 20 7227 4100**
Lars Emilson, Chief Executive
David Robbie, Group Finance Director
Andrew Mills, Group Communications Director

**Financial Dynamics +44 20 7269 7291**
Richard Mountain

## Latest News

### 05 May 2006

### Results of Rexam Annual General Meeting 2006

Rexam, the leading global consumer packaging company and the largest beverage can maker in the world, announces that at the Annual General Meeting held yesterday, all resolutions as set out in the notice of Annual General Meeting dated 29 March 2006 were passed. Details of the number of proxy votes cast for, against and withheld on each resolution can be found in the Investors section of www.rexam.com.

Copies of the resolutions passed under special business have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone: +44 (0)20 7066 1000.

**Enquiries**
David Gibson, Company Secretary + 44 (0)20 7227 4100